

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

Via E-mail
Mr. David L. White
Senior Vice President, Chief Financial Officer and Treasurer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, Maryland 20901

>    **Re:     Choice Hotels International, Inc.**
>    **Form 10-K for the year ended December 31, 2012**
>    **Filed on February 28, 2013**
>    **File No. 001-13393**

Dear Mr. White:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Franchise System, page 10

1.    We note, in footnote 1, that you have excluded information relating to occupancy, ADR and RevPAR for Cambria Suites properties and Ascend Collection properties. We also note, on page 13, you state that you have excluded this information because the brand did not have at least 25 units open and operating. In future Exchange Act reports, please revise to include this information or advise us why you believe such disclosure is not appropriate.

Financial Statements

Notes to Consolidated Financial Statements

9. Deferred Revenue, page 86

2.      Please explain to us why the amount disclosed relating to loyalty programs has not changed since the prior year.

19. Share-Based Compensation and Capital Stock, page 99

3.      Please tell us if the terms of the long term incentive plans permit the adjustment of outstanding share –based awards at the discretion of management or the compensation committee in the event that you make changes to your capital structure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at (202) 551-3585 or Jennifer Gowetski, Attorney Advisor at (202) 551-3401 with regard to legal comments.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief